Exhibit 99.1

YAMANA GOLD PROVIDES BRAZILIAN EXPLORATION UPDATE

TORONTO, ONTARIO, July 30, 2015 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”), today provided an exploration update for its Chapada and Jacobina mines.  Results from the recent exploration programs at these mines continue to support a positive operational outlook and strong long-term potential for these operations.

Significant results to date from the Company’s Brazilian exploration program include:

•
Chapada - exploration drilling at the recently discovered Sucupira target continues to support the extension of the high grade gold and copper core, and surrounding moderate to low grade gold and copper halo to the southwest.

•	Jacobina - the infill drill program is returning assay results at or significantly above reserve grade along mineable widths at Canavieiras Sul, Norte and within the Morro do Vento mine complexes.

CHAPADA, BRAZIL

Sucupira is a recent discovery that has been quickly advanced at Chapada.

During the first half of 2015, over 4,230 metres of exploration drilling was completed in 12 holes at the Sucupira target in support of the objective of further testing the target that was discovered in 2014. The Sucupira target is located 200 to 300 metres beneath the surface, aligned northeast to southwest and immediately parallels the main Chapada pit, potentially accessible from the pit bottom.

The Sucupira mineral body is comprised of a high grade gold and copper cigar-shaped core surrounded by a broad, low grade halo.  The high grade core is associated with quartz veins and contains chalcopyrite, pyrite and bornite.  The bulk mineralization surrounding the high grade core has grade and thickness similar to those at Chapada and Corpo Sul.

Drilling at Sucupira has intersected mineral intervals along a 1.1 kilometer northeast-southwest trend and supports the extension of the Cava Norte mineral body for a minimum of 1.5 kilometers to the southwest. This mineral trend remains open to the southwest and to depth. The 2015 exploration drill program has confirmed continuity of the mineralization zone with numerous high grade intercepts.

Select assay results include:

•	79.7 metres at 0.44 grams per tonne (“g/t”) Au and 0.51% Cu from 212.2 metres; including
o	31.3 metres of 0.83 g/t Au and 0.67% Cu from 252.0 metres;
•	93.0 metres at 0.21 g/t Au and 0.31% Cu from 204.0 metres; including
o	8.1 metres at 0.65 g/t Au and 0.68% Cu from 266.9 metres; and
•	107.5 metres at 0.30 g/t Au and 0.42% Cu from 226.4 metres; including
o	30.6 metres 0.81 g/t Au and 0.91 Cu from 302.4 metres.

More detailed results from the exploration program at Sucupira are provided in the attached Appendix 1.

Exploration at Chapada’s Sucupira target will continue to test both the  southwest strike and down dip extensions of the mineral body with the objectives to expand the size and geometry of the mineral body.  Sucupira is expected to increase overall mineral resources at Chapada at higher grades.

JACOBINA, BRAZIL

Exploration at Jacobina in 2015 is focused on infill drilling of certain high grade zones in support of advancing development into the high grade areas of the mine and to test down dip extensions of these higher grade areas.  Advancing exploration and development of the high grade areas identified as Canavieiras Norte and Sul and Morro do Vento has been a priority at Jacobina.

During the first half of 2015, over 7,200 metres of infill drilling was completed in 66 holes at the Jacobina mine.  The objective of the infill drilling program is to improve geologic knowledge and mineral continuity in support of mineral resource conversion and mineral reserve delineation.  The specific goal of the infill drill program at Canavieiras Norte and Sul and Morro do Vento is to better define the mineralized reefs found within the Upper Conglomerate units of the Serra Di Corrego Formation. The infill program will outline the ore bodies at a nominal 30 metre by 30 metre grid with locally tighter spacing. Results received to date are encouraging, with many holes reporting composite grades at or above reserve grade with some local intercepts reporting significantly higher than reserve composite grades.  The recent infill drilling campaigns at Jacobina are particularly encouraging given that the targeted zones are areas close to existing infrastructure and/or areas already having development plans in place.

In addition to the infill program, an exploratory drill program began late in the second quarter to test for the deep, down dip extensions of the prolific Main Reef ore bodies mined at João Belo and Morro do Vento. The four hole program will test the Morro do Cuzcuz and Canavieiras Norte and Sul mines for the Main Reef to depths approaching 1,000 metres below the surface.

Figure 1 shows a plan view map of the geology on the left with infill targets highlighted in black rectangles and deep exploration targets located by blue dots. The right portion of the figure shows the stratigraphic column of the geologic units found at Jacobina. The infill program will test various mineral reefs in the Upper Conglomerate package and the Deep Main Reef exploration program will test for the down dip extensions of the high grade Main and Footwall Reefs previously exploited at João Belo.

Figure 1

CANAVIEIRAS

Composite assay results from the 2015 Infill drill programs at Canavieiras Norte and Sul support the higher average reserve grade at the Canavieiras mine complex, with local results significantly exceeding the reserve grades along significant intercept widths.

Select composite assay results from Canavieiras Norte include:

•	1.5 metres of 14.32 g/t Au from 85.5 metres; including
o	0.5 metres of 40.63 g/t Au from 86.5 metres;
•	7.1 metres of 12.35 g/t Au from 160.4 metres; and
•	15.5 metres of 6.49 g/t Au from 137.0 metres; including
o	1.8 metres of 18.07 g/t Au from 146.7 metres.

Select composite assay results from Canavieiras Sul include:

•	9.4 metres of 8.72 g/t Au from 156.1 metres;
o	including 1.9 metres of 17.7 g/t Au from 156.1 metres;
•	6.3 metres of 15.93 g/t Au from 135.0 metres;
o	including 1.85 metres of 27.86 g/t Au from 137.7 metres; and
•	2.63 metres of 12.17 g/t Au from 144.9 metres.

More detailed results from the infill program at Canavieiras Norte and Canavieiras Sul are provided in the attached Appendices 2 and 3.

The new geologic and assay data from the infill programs at Canavieiras Norte and Sul is updated daily to the mine database in an effort to continuously improve the geologic, structural and grade shell models. The updated models will result in better defined ore zones and will support  planned development into these higher grade ore zones starting in the third quarter of 2015.

MORRO DO VENTO

The infill drilling program at Morro do Vento aims to intersect the Main Reef Zone, Footwall and Basal Reef.  Results to date have returned visually interesting results at the Main Reef Zone with visible gold in almost all holes, and have confirmed high grade zones associated with the Main Reef Zone and to the Hangingwall Zone.  The Main Reef Zone is characterized by an interfingering of narrow layers of quartzite and small to medium pebble conglomerates.

Select assay results include:

•	2.0 metres of 5.51 g/t Au from 94.0 metres; including
o	0.5 metres at 14.10 g/t Au from 96.0 metres
•	3.0 metres at 1.57 g/t Au from 100.0 metres; including
o	0.7 metres at 4.10 g/t Au from 100.0 metres; and
•	2.0 metres at 9.31 g/t Au from 77.5 metres; including
o	0.5 metres at 34.63 g/t Au from 78.5 metres.

More detailed results from the infill program at Morro do Vento are provided in the attached  Appendix 4.

Quality Assurance/Quality Control

Yamana incorporates industry standard Quality Assurance and Quality Control by its mines and exploration projects. This includes the use of professionally prepared standards and blanks and analysis of sample duplicates.  Regular evaluation of laboratory QA/QC results are conducted internally by the laboratories, as well as externally by a dedicated geochemical laboratory specialist.

Qualified Person

William Wulftange, P.Geo., Senior Vice President, Exploration for Yamana Gold Inc. has reviewed and confirmed the scientific and technical information contained within this press release and serves as the Qualified Person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

Appendix 1: Summary of Assay Results for Sucupira.

Drill Hole	From (metres)	To (metres)	Length (metres)	Gold Grade (g/t)	Copper Grade (%)
NM-101	182.0	354.0	172.0	0.46	0.50
Incl	249.0	265.6	16.6	0.87	0.98
Incl	275.0	284.0	9.0	0.87	0.80
Incl	307.7	318.0	10.3	1.07	0.98
Incl	329.2	338.9	9.7	0.79	0.68
Incl	348.0	352.0	4.0	1.39	1.02
NM-102	320.0	411.3	91.3	0.24	0.3
Incl	355.9	362.5	6.7	0.61	0.56
Incl	368.2	370.7	2.5	1.36	0.81
Incl	374.7	380.6	5.9	0.67	0.61
Incl	383.9	388.0	4.1	0.43	0.41
NM-103	214.0	302.2	88.2	0.12	0.25
Incl	289.0	302.2	13.2	0.24	0.39
NM-104	212.2	291.9	79.7	0.44	0.51
Incl	252.0	283.3	31.3	0.83	0.67
NM-106	212.0	319.0	107.0	0.18	0.30
Incl.	242.8	256.1	13.4	0.23	0.40
Incl.	287.0	295.0	8.0	0.61	0.56
NM-107	188.0	302.5	114.5	0.25	0.36
Incl.	196.0	201.6	5.6	0.32	0.75
Incl.	228.4	234.0	5.6	0.31	0.51
Incl.	256.3	261.2	4.9	0.74	0.43
Incl.	264.9	278.9	14.0	0.68	0.57
NM-108	270.3	358.0	87.7	0.17	0.28
Incl.	271.3	287.7	16.4	0.48	0.50
NM-109	204.0	297.0	93.0	0.21	0.31
Incl.	206.0	207.4	1.4	0.67	0.74
Incl.	213.9	216.2	2.4	0.42	0.52
Incl.	217.6	220.9	3.3	0.21	0.58
Incl.	266.9	275.0	8.1	0.65	0.68
NM-110	226.4	333.8	107.5	0.30	0.42
Incl.	302.4	333.0	30.6	0.81	0.91
NM-112	282.0	380.9	98.9	0.13	0.18
Incl.	283.0	288.0	5.0	1.14	0.48
Incl.	285.0	286.0	1.0	4.33	0.57
NM-115	193.7	304.0	110.3	0.33	0.47
Incl	225.0	229.0	4.0	0.58	0.65
Incl	249.9	269.3	19.4	0.63	0.73
Incl	293.4	301.0	7.6	0.58	0.79
NM-115	316.3	347.2	31.0	0.96	0.70
Incl	323.0	337.6	14.6	1.57	1.07

Appendix 2: Summary of Assay Results for Canavieiras Norte.

Drill Hole	From (metres)	To (metres)	Length (metres)	Gold Grade (g/t)
CAN693	84.5	88.1	3.6	4.94
CAN693	84.5	88.1	3.6	4.94
CAN694	115.0	120.5	5.5	3.26
incl.	115.5	116.5	1.0	8.94
CAN699	80.5	82.0	1.5	3.56
CAN699	85.5	87.0	1.5	14.32
incl.	86.5	87.0	0.50	40.63
CAN699	112.0	114.0	2.0	2.20
CAN699	121.5	127.0	5.5	4.18
incl.	122.0	122.7	0.7	23.63
CAN699	132.5	136.5	4.0	1,84
CAN703	23.0	38.5	15.5	1.24
CAN703	71.0	73.0	2.0	2.66
CAN703	76.0	77.0	1.0	2.99
CAN703	82.0	91.5	9.5	3.39
CAN701	75.4	76.0	0.6	4.54
	100.5	101.0	0.5	8.49
CAN705	160.4	168.0	7.1	12.35
incl.	161.0	165.0	4.0	19.43
CAN714	117.0	118.5	1.5	4.78
incl.	117.0	117.5	0.5	8.17
CAN716	15.5	16.0	0.5	4.33
CAN717	77.0	78.0	1.0	21.12
incl.	77.5	78.0	0.5	29.63
CAN720	45.0	53.3	2.4	4.47
incl.	52.5	53.3	0.8	7.52
CAN721	50.0	50.7	0.7	10.17
CAN724	101.5	107.0	5.5	4.55
incl.	104.0	105.0	1.0	17.05
CAN274	150.0	153.5	3.5	4.06
incl.	152.0	153.2	1.2	8.15
CAN725	67.0	70.0	3.0	10.21
incl.	68.0	69.1	1.1	26.03
CAN726	56.5	59.7	3.2	3.23
CAN727	51.1	59.0	7.9	3.65
CAN729	49.5	56.1	6.6	2.23
incl.	55.0	56.1	1.1	4.68
CAN731	64.5	69.6	5.1	2.96
CAN732	74.5	80.5	6.0	1.90
incl.	74.5	75.5	1.0	5.08
CAN732	137.0	152.5	15.5	6.49
incl.	146.7	149.5	1.8	18.07
CAN733	47.3	53.3	6.0	2.65
CAN734	47.0	50.5	3.5	4.96
incl.	48.5	49.5	1.0	12.26
CAN734	124.0	129.9	5.9	3.80
incl.	124.5	126.5	2.0	6.05
CAN735	104.0	106.5	2.5	2.16
incl.	105.0	105.1	0.5	7.27
CAN736	71.9	73.3	1.4	14.09
incl.	71.9	72.5	0.9	28.62
CAN739	58.0	62.5	4.5	3.28
incl.	60.5	62.5	2.0	7.01
CAN741	58.5	62.4	3.9	6.44
CAN746	59.8	62.8	3.0	2.04
CAN746	66.5	68.5	2.0	2.76
CAN746	79.5	80.7	1.2	5.10
CAN746	99.0	102.0	3.0	12.70
incl.	100.0	101.5	1.5	30.12
CAN749	41.0	42.8	1.8	4.06
CAN751	50.4	57.7	7.2	2.69

Appendix 3: Summary of Assay Results for Canavieiras Sul.

Drill Hole	From (metres)	To (metres)	Length (metres)	Gold Grade (g/t)
CAS38	53.9	59.0	5.1	3.27
CAS38	53.9	59.0	5.1	3.27
incl.	54.5	56.5	2.0	5.18
CAS46	140.0	148.0	8.0	5.90
incl.	141.8	143.0	1.2	22.79
CAS48	88.0	91.5	3.5	6.06
incl.	88.0	89.0	1.0	15.37
CAS48	156.1	165.5	9.4	8.72
incl.	156.1	158.0	1.9	17.70
CAS56	140.9	143.5	2.6	6.40
incl.	142.5	143.5	1.0	11.09
CAS58	120.1	122.5	2.4	7.75
incl.	120.5	121.0	0.5	13.59
CAS60	68.2	69.5	1.3	37.00
incl.	68.2	68.5	0.3	110.50
CAS60	135.0	141.3	6.3	15.93
incl.	137.7	139.5	1.9	27.86
CAS66	180.9	182.5	1.6	10.82
CAS67	126.6	131.0	4.4	9.81
incl.	127.5	127.9	0.4	15.77
CAS73	110.9	111.6	0.7	3.62
CAS54	54.5	57.9	3.4	3.31
	63.0	65.5	2.5	5.61
CAS55	123.5	126.0	2.6	28.80
incl.	123.5	124.5	1.1	61.22
CAS62	127.0	129.0	2.0	7.92
	140.0	143.5	3.5	14.30
CAS70	103.5	105.0	1.5	13.65
	135.5	138.5	3.0	11.73
CAS71	101.0	102.5	1.5	21.33
	128.1	130.5	2.5	7.30
	138.6	141.2	2.6	3.15
CAS74	94.5	100.5	6.0	5.33
incl.	94.5	96.9	2.4	6.67
CAS74	120.5	122.9	2.4	7.78
CAS75	92.8	95.0	2.3	7.59
incl.	94.0	95.0	1.0	14.61
CAS75	97.0	99.5	5.0	5.92
incl.	97.0	97.5	0.5	21.20
CAS75	141.5	144.2	3.2	5.69
incl.	143.5	144.2	0.7	11.95
CAS79	95.0	97.9	2.9	2.62
	125.7	128.9	3.2	3.51
	135.7	139.0	3.4	9.29
incl.	138.0	139.0	1.0	13.38
CAS80	100.5	105.5	5.0	4.28
incl.	104.5	105.0	0.5	23.70
CAS80	128.5	134.4	5.9	3.67
	144.9	147.5	2.6	12.17
incl.	146.0	147.0	1.0	27.70
CAS81	155.3	164.0	8.7	3.81
incl.	155.3	158.9	3.6	5.43
CAS81	177.6	179.5	1.9	6.31
CAS82	126.5	130.0	3.5	6.39
incl.	128.0	129.0	1.0	14.37
CAS82	147.6	150.7	3.0	14.55
CAS84	165.7	175.5	9.8	3.05
incl.	165.7	168.0	2.3	5.14
CAS84	188.5	194.5	6.0	4.45
incl.	192.0	194.0	2.0	7.20

Appendix 4: Summary of Assay Results Morro do Vento.

Drill Hole	From (metres)	To (metres)	Length (metres)	Gold Grade (g/t)
MVT1281	63.0	63.5	0.5	3.43
MVT1281	63.0	63.5	0.5	3.43
MVT1281	73.0	77.0	4.0	5.87
incl.	73.3	74.5	1.2	14.41
MVT1281	79.6	82.0	2.4	1.76
MVT1281	92.5	94.7	2.2	1.27
MVT1281	96.5	98.0	1.5	2.64
MVT1274	77.5	79.5	2.0	9.31
Incl.	78.5	79.0	0.5	34.63
MVT1274	94.0	96.5	2.5	5.51
Incl.	96.0	96.5	0.5	14.10
MVT1274	100.0	103.0	3.0	1.57
Incl.	100.0	100.7	0.7	4.10
MVT1210	18.5	19.5	1.0	8.76
MVT1218	134.2	136.7	2.5	2.59
incl.	135.0	136.0	1.0	4.71
MVT1242	94.0	96.5	2.5	2.60
incl.	94.0	95.0	1.0	5.68
MVT1242	132.0	137.0	5.0	2.40
incl.	132.5	133.0	0.5	10.88
MVT1257	137.6	140.2	2.6	3.83
incl.	138.5	139.0	0.5	6.22
MVT1277	89.0	91.0	2.0	13.72
incl.	89.0	89.8	0.8	31.60
MVT1285	48.0	52.9	4.9	13.67
incl.	48.0	48.4	0.4	86.27
incl.	50.5	51.0	0.5	15.14
MVT1286	92.1	94.0	1.9	3.65
MVT1292	10.5	11.4	0.9	4.85
MVT1297	75.4	78.0	2.6	3.21
MVT1293	67.0	71.4	4.4	1.32
MVT1304	13.5	19.7	6.2	9.53
incl.	18.0	19.7	1.7	26.61
MVT1305	92.2	95.4	3.2	4.35
MVT1307	10.0	12.5	2.5	2.48
	75.0	76.0	1.0	35.23
	135.5	137.0	1.5	4.55
MVT1308	9.2	11.5	2.3	3.49
	15.0	17.0	2.0	5.55

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with its Brazilian exploration program, expectations in connection with mineral resource conversion and mineral reserve delineation, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected exploration plans and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.